July 26, 2024

Dane J. Neumann
Chief Financial Officer
CVR PARTNERS, LP
2277 Plaza Drive, Suite 500
Sugarland TX 77479

       Re: CVR PARTNERS, LP
           Form 10-K for the Year Ended December 31, 2023
           Filed February 21, 2024
           File No. 001-35120
Dear Dane J. Neumann:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Non-GAAP Reconciliations, page 46

1. We note your non-GAAP reconciliation of Available Cash for Distribution includes three reconciling items labelled as current (reserves) adjustments for operating/investing/financing activities and that you have included footnote disclosure
       that describes various elements included in each of the three reconciling items. Please address the following:
           Expand your footnote disclosure to further describe the elements labelled as other future operating needs, other future investing activities and other future financing needs.
           For each of the items described in the footnotes, quantify each element included in the adjustment.
 July 26, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation